

June 11, 2010

<u>Via U.S Mail & Facsimile</u>
Mr. Blair Sorby
President and Chief Executive Officer
Atlas Resources, Incorp.
4759 Kester Avenue
Sherman Oaks, CA 91403

>   **Re: Atlas Resources, Incorp.**
>   **Registration Statement on Form S-1**
>   **File no. 333-166848**
>   **Filed May 14, 2010**

Dear Mr. Sorby:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update your financial statements within the document to comply with Rule 8-08 of Regulation S-X.

Prospectus Cover Page, page 3

2.   We note that your corporate name is strikingly similar to that of Atlas Energy, Inc. and several of its affiliates, including Atlas Resources, LLC. Atlas Energy, Inc., whose common shares trade on NASDAQ, has a current market capitalization of $2.4 billion. To avoid confusion, please state conspicuously on your prospectus cover page, if true, that you have no relationship to Atlas Resources, LLC, Atlas Energy Resources, LLC, Atlas Energy Inc., or any affiliate of these companies.

Summary, page 5

3.   Based on your Statement of Stockholder's Equity, it appears that you have 6,800,000 shares issued and outstanding. Please revise.

Common Stock, page 11

4.   Please ensure that you refer consistently to the number of shareholders of record. For example, in this section you refer to 29 shareholders, but on page 15, you state that there are 30.

Recommendations, page 14

5.   Please explain how you acquired the geological report on your Portage Bay claim prepared by Ms. Tremblay, and disclose any expenses incurred to obtain the report. In addition, disclose whether you plan to retain Ms. Tremblay to conduct your exploration plan. Finally, disclose all material portions of the geological report that you reference here, including all recommendations made in relation to exploration of your mineral claim.

Employees, page 15

6.   It appears that you have more than one executive officer and director. Please revise or advise.

Rule 144 Shares, page 15

7.   We note that you plan to apply for quotation on the OTCBB. Because the OTCBB is not a national securities exchange or an automated quotation system of a registered securities association, it does not appear that you will be able to rely on the four-week average weekly trading volume in computing the limitation on securities eligible for sale under Rule 144. Please revise or advise. See Rule 144(e)(1)(ii) and Securities Act Rules CDI Question 133.02.

Financial Statements, page 16

Note 2 – Significant Accounting Policies, page

Basis of presentation, page 22

8.   We note your disclosure in which you state that your fiscal year end is June 30. However, on page 29 you indicate your fiscal year end is December 31. Please revise your document to remove this inconsistent disclosure.

Mineral property costs, page 22

9.   We note your accounting policy disclosure in which you state that you charge mineral
        property acquisition costs to operations as incurred and will capitalize these costs once it
        is determined that the a mineral property has proven and probable reserves. However, we
        note you have capitalized the costs you incurred to acquire your sole mineral claim.
        Please note that current accounting guidance supports the initial capitalization of a
        property acquisition cost as a tangible asset; however, this asset must be evaluated for
        impairment in accordance with FASB ASC 930-360-35. Please revise your accounting
        policy to indicate that you do capitalize property acquisition costs, and expand your
        disclosure to address how you assess these costs for impairment.

Directors, Executive Officers, Promoters and Control Persons, page 28

10.   Please supplement your officer biographies to include specific employment information,
        including the companies for which these individuals worked, the dates of employment,
        and the position(s) held, including the dates of any changes in titles, for all required
        periods. See Item 401 of Regulation S-K.

Plan of Operation, page 27

11.   Please disclose in detail the $100,000 exploration plan that you intend to execute on your
        sole mineral property in the next twelve months, including the specific items included in
        each recommended phase, an itemized estimate of the expected costs, and a timeline of
        when you expect to finish each phase. In addition, we note that you currently do not have
        enough funds to complete this exploration plan, and you will receive nothing from this
        offering. Please discuss how much of your exploration plan you will be able to fund
        currently, and how much additional money you will need to raise in order to complete
        your plan of operation.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798 or, in his absence, Michael Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        Thomas Puzzo, Esq.
        (206) 260-0111